October 26, 2017 POSCO 2017 3Q Earnings Release Exhibit 99.1

This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the third quarter of 2017. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation. Disclaimer

Parent Performance (Production/Sales) 3Q Business Performance 3Q 16 2Q 17 3Q 17 QoQ Crude Steel Production 9,800 8,801 9,751 +950 Product Production 9,304 8,520 9,026 +506 STS 504 518 518 - Product Sales 8,945 8,463 8,961 +498 STS 505 509 521 +12 Carbon Steel Sales Price 570 705 687 -18 WP Sales Ratio (%) 48.1 56.0 53.2 Export Ratio (%) 50.1 46.7 46.3 Product Inventory 1,286 977 991 +14 3Q Earnings Release │ October 26, 2017 ○ Average sales price decreased · Carbon steel (-18 thousand KRW/ton) · Stainless steel (-109 thousand KRW/ton) ○ WP(World Premium) sales ratio declined by 2.8%p as HR, plate and other non-WP product sales went up * 2017 WP target 52% Crude Steel Production and Product Sales Increased with Completion of Major Maintenance Projects including Pohang BF#3 Revamping ○ Export ratio fell and domestic sales ratio hiked to 53.7% by actively replacing imported products ○ Production of crude steel and product increased [ QoQ Analysis ] ○ Product sales volume expanded · HR +277K tons, Plate +121K tons · Crude steel : P) BF #3 Revamping (2.24~6.5), +950K tons · Product : P) HR #1 Maintenance (5.14~6.12), +241K tons P) Plate #3 Maintenance (4.6~5.10), +142K tons (thousand tons, thousand KRW/ton) * BF: Blast Furnace, P: Pohang Works

Parent Performance 3Q 16 2Q 17 3Q 17 QoQ Revenue 6,106 7,134 7,255 +121 Cost of Goods Sold 4,816 6,133 6,082 -51 Gross Profit 1,290 1,001 1,173 +172 (Gross Margin) (21.1%) (14.0%) (16.2%) SG&A 438 416 451 +35 Operating Profit 852 585 722 +137 (Operating Margin) (14.0%) (8.2%) (9.9%) Non-Operating Profit -87 66 197 +131 Net Profit 579 509 730 +221 (Net Margin) (9.5%) (7.1%) (10.1%) (billion KRW) · Increase of operating profit (+137) · Disposal of investment securities (+187) · Reduction of dividend income and increase of corporate tax (-103) Operating Profit Rebounded on Production/Sales Increase and Raw Material Price Decline, Net Profit Surged from Disposing Investment Securities 3Q Earnings Release │ October 26, 2017 ’17.2Q 585 ’17.3Q 722 Production /Sales Increase +116 Cost Increase and Others -39 Raw Material Price Decrease +278 Sales Price Decline -218 +137 [ QoQ Analysis ] ○ Net profit surged(+221) as OP rebounded and investment securities were disposed -830 16.9% 16.3% 16.3% Net Debt △1,268 -153 ‘16.3Q ‘17.3Q ’17.2Q [Financial Structure] ○ Despite sales price decline, operating profit picked up(+137) due to production and sales volume increase and raw material price down 3Q Business Performance Liabilities Ratio

3Q Business Performance

Consolidated Performance

Consolidated Operating Profit Posted 1.1 trillion KRW on Improved Performance of POSCO and Overseas Steel Businesses

(billion KRW)

	3Q 16	2Q 17	3Q 17	QoQ
Revenue	12,748	14,944	15,036	+92
Gross Profit	1,962	1,869	1,999	+130
(Gross Margin)	(15.4%)	(12.5%)	(13.3%)	
SG&A	928	890	873	-17
Operating Profit	1,034	979	1,126	+147
(Operating Margin)	(8.1%)	(6.6%)	(7.5%)	
Non-Operating Profit	-172	-59	-51	+8
Share of Profit(Loss) of Equity-accounted Investees	-71	-65	54	+119
Finance Income and Costs	-128	-82	103	+185
Foreign Currency Transaction & Translation Gain(Loss)	35	-24	5	+29
Net Profit	476	530	907	+377
(Net Margin)	(3.7%)	(3.5%)	(6.0%)	
Profit Attributable to Owners of the Controlling Company	546	513	869	+356

[QoQ Analysis]

○ Operating profit improved contributed by domestic and overseas steel segments

- Steel(+197) : POSCO profit recovered, PT.KP and other overseas steel businesses improved
- Non-Steel(-14) : Higher earnings in energy business, E&C segment showed slower performance

※ Aggregated Operating Profit by Segment

	2Q 17	3Q 17	QoQ
Steel	715	912	+197
POSCO	585	722	+137
Overseas Steel	64	143	+79
Non-Steel	253	239	-14
Total	968	1,151	+183

○ Net profit grew by selling investment securities

- Operating profit (+147)
- Disposal of investment securities (+187)
- Share of profit of equity-accounted investees (+119)
- Corporate income tax and other factors (-76)

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3Q Earnings Release | October 26, 2017

posco

Aggregated Earnings by Segment Segment Revenue Operating Profit Net Profit 3Q16 2Q17 3Q17 3Q16 2Q17 3Q17 3Q16 2Q17 3Q17 Steel 10,727 11,598 11,919 1,006 715 912 663 535 755 Trading 6,364 9,586 8,477 87 103 93 -5 15 13 E & C 1,903 1,808 1,821 -103 65 32 -169 -6 31 Energy 378 356 439 4 31 60 -18 10 34 I C T 194 218 236 12 11 15 6 10 11 Chemicals/ Materials, etc. 600 638 667 35 43 39 24 27 25 Total 20,166 24,204 23,559 1,041 968 1,151 501 591 869 3Q Earnings Release │ October 26, 2017 Aggregated Operating Profit Climbed on Improved Performance of Domestic/Overseas Steel and Energy Segments (+197) (+29) 3Q Business Performance (billion KRW)

Consolidated Performance (B/S) 3Q 16 2Q 17 3Q 17 QoQ Current Asset 27,439 29,876 30,892 +1,016 Cash Balance* 8,050 7,533 8,548 +1,015 Accounts Receivable 8,656 9,702 9,759 +57 Inventories 7,903 9,712 9,820 +108 Current Ratio (%) 161.9 157.6 167.8 +10.2%p Non-Current Asset 49,624 49,632 49,089 -543 Other Long-term Financial Assets** 3,137 3,566 3,155 -411 PP&E 33,310 32,843 32,614 -229 Total Assets 77,063 79,508 79,981 +473 Liabilities 31,850 32,616 32,407 -209 Current Liabilities 16,945 18,962 18,411 -551 Non-Current Liabilities 14,905 13,654 13,996 +342 (Interest-bearing Debt) 21,761 22,375 22,470 +95 Liabilities Ratio (%) 70.4 69.6 68.1 -1.5%p Equity 45,213 46,892 47,574 +682 Owners of the controlling company 41,671 43,120 43,774 +654 3Q Earnings Release │ October 26, 2017 Current Ratio Improved and Liabilities Ratio Continues to be Lowered 3Q Business Performance *Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term tradable securities, Short-term available for sale securities, Current portion of held-to-maturity securities ** Includes other bonds (billion KRW)

Subsidiary Performance (Domestic, Parent Basis) 8 POSCO Daewoo POSCO E&C 3Q 16 2Q 17 3Q 17 QoQ Revenue 4,191 5,663 5,110 -553 Operating Profit 74 87 91 +4 Net Profit 20 16 33 +17 3Q 16 2Q 17 3Q 17 QoQ Revenue 1,664 1,564 1,600 +36 Operating Profit -69 55 27 -28 Net Profit -119 23 19 -4 * Includes PEN earnings 3Q Earnings Release │ October 26, 2017 POSCO Energy 3Q 16 2Q 17 3Q 17 QoQ Revenue 357 329 406 +77 Operating Profit -4 21 51 +30 Net Profit -24 -1 28 +29 POSCO Chemtech 3Q 16 2Q 17 3Q 17 QoQ Revenue 274 287 298 +11 Operating Profit 23 26 25 -1 Net Profit 17 20 20 - OP improved on higher earnings in steel trading Profit shrank due to cost recognition of projects Profit hiked from seasonal sales volume increase and rise of capacity payment (CP) OP slightly down on raw material price rise (billion KRW) * Includes P&S earnings 3Q Business Performance (billion KRW) (billion KRW) (billion KRW)

9 PT. Krakatau POSCO POSCO SS-VINA 3Q 16 2Q 17 3Q 17 QoQ Revenue 87 108 121 +13 Operating Profit -14 -20 -3 +17 Net Profit -19 -25 -8 +17 3Q Earnings Release │ October 26, 2017 Jiangjiagang STS (ZPSS) Size of loss contracted on expansion of section steel sales and rise of product price 3Q 16 2Q 17 3Q 17 QoQ Revenue 349 395 408 +13 Operating Profit 39 -4 9 +13 Net Profit 9 -42 -35 +7 Made a turnaround on lower raw material price and growth of plate sales POSCO Maharashtra 3Q 16 2Q 17 3Q 17 QoQ Revenue 227 376 351 -25 Operating Profit 7 37 12 -25 Net Profit 10 26 1 -25 Earnings down due to reduced sales volume and increased material cost 3Q 16 2Q 17 3Q 17 QoQ Revenue 600 665 752 +87 Operating Profit 22 8 54 +46 Net Profit 21 5 38 +33 Profits increased from raised sales price 3Q Business Performance Subsidiary Performance (Overseas, Parent Basis) (billion KRW) (billion KRW) (billion KRW) (billion KRW)

Business Projection Business Plan 2016 2017 Plan Projection POSCO Revenue 24.3 25.6 28.8 Crude Steel Production 37.5 37.0 37.1 Product Sales 35.9 34.6 34.9 Capex 2.0 2.6 2.3 Net Debt -0.1 -1.4 -1.4 Consolidated Revenue 53.1 54.8 59.5 Capex 2.5 3.5 3.3 Net Debt 15.1 13.4 13.9 3Q Earnings Release │ October 26, 2017 (trillion KRW, million tons)

(Appendix) Global Steel Demand

Chinese Steel Market

"Strong market trend continues driven by supply reform"

- ✓ Steel price stays strong contributed by better-than-expected demand and tight supply due to induction furnaces shut down
  - HR spot price hit the peak in Sep. 2017 since March 2013
  - Steel PMI is hovering over 50 since May 2017
- ✓ Positive sentiment will continue in 4Q and onward mainly due to production cut from environmental regulations during heating period

[China's Steel Price and Steel PMI]



560
569
538
474
464
497
558
606
638
613
HR Domestic Price (US$/ton)
49.7
51.4
50.6
49.1
54.8
54.1
54.9
57.2
53.7
50
Steel PMI
'17.1
2
3
4
5
6
7
8
9
10

* CRU(2017.10), CFLP(2017.10)

Demand by Region

"Global steel demand will gradually increase in 2018 on strong demand in emerging market"

- ✓ China's steel demand this year is growing at a significantly higher level than the initial forecast on sound investment and demand growth. In 2018, demand growth is forecast to remain the same yoy

※ Demand surge of a large scale in 2017 is misguiding due to induction furnace closures. China's actual demand increase is projected at 3%

- ✓ Advanced countries will show around 1% demand growth in 2018 while developing countries' demand is expected to grow about 5%

[Global Steel Demand Outlook] (million tons)

Region	2015	2016	2017	YoY	2018(f)	YoY
U.S.	96.1	91.8	96.2	4.8%	97.3	1.1%
EU	153.9	158.2	162.1	2.5%	164.3	1.4%
China	672.3	681.0	765.7	12.4%	765.7	0.0%
India	80.2	83.5	87.1	4.3%	92.1	5.7%
ASEAN	65.1	74.1	77.7	4.8%	83.0	6.8%
MENA	72.9	72.6	72.6	0.0%	75.8	4.5%
World	1,501	1,516	1,622	7.0%	1,648	1.6%

* World Steel Association(2017.10)

3Q Earnings Release | October 26, 2017
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3Q Earnings Release │ October 26, 2017 2014 2015 2016 2017(f) 　 1Q 2Q 3Q 4Q YoY Nominal Consumption 55.5 55.8 57.1 56.2 14.3 14.3 14.2 13.3 - 2.4% Export 32.3 31.6 31.0 32.4 8.0 7.9 8.2 8.1 + 1.9% Production 74.1 74.1 74.3 77.3 19.1 19.3 19.9 18.9 + 1.9% Import 13.7 13.2 13.7 11.2 3.2 2.9 2.5 2.6 - 16.7% 　 Incl. Semi-product 22.7 22.1 23.7 20.9 5.8 5.6 4.6 5.0 - 6.8% Demand Industry Outlook Steel Supply and Demand Shipbuilding Construction Automobile 1,141 1,122 1,002 1,209 2017.1Q 2Q 3Q 4Q 【Production】 (thousand cars) 7.1 5.6 6.7 3.1 2017.1Q 2Q 3Q 4Q 【Shipbuilding Volume】 (million GT) * Korea Automobile Manufacturers Association (2017.10), POSRI(2017.10) * Clarkson(2017.10), POSRI(2017.10) * Bank of Korea(2017.9) , POSRI(2017.10) 2017.1Q 2Q 3Q 4Q 11.3% 8.0% 5.0% 4.3% 【Investment】 (YoY) * POSRI(2017.10) Auto production in 2H shows recovery on improved domestic and export sales and the base effect of strike last year Despite recent increase of new orders, shipbuilding volume continues to decrease in 2H due to order drought in 2016 Construction investment in 2H will slow down gradually due to reduction of government SOC budget and property regulations (Appendix) Korean Steel Demand (million tons)

(Appendix) Raw Materials Outlook

Iron Ore

2017.3Q	As steel price increases, iron ore price stayed strong. During the Chinese National Day holiday week in September and due to the environment regulations, the price was lowered, but high-content iron ore and pellet were still in short of supply, which held the price firm.
2017.4Q	**"4Q fine ore price forecast at U$60~65/ton"** While major producers' capacity is sufficient for supply, China's environment restrictions will lower demand. In the short term, steel price will show a weaker trend and this will bring down iron ore price in 4Q.



[Iron Ore Price]
(US$/ton)
46
48
55
58
70
86
63
71
60~65
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q
2017 4Q(f)

*62% Fe IODEX CFR China (Quarterly Average Spot Price)

Coking Coal

2017.3Q	As the Chinese government's safety inspection on mines was tightened, there were concerns over possible decrease of met coal production for domestic demand. Also, steel companies' re-stocking demand caused by steel price rise drove the coal prices to stay at a high level in the short term.
2017.4Q	**"4Q HCC price forecast at $170~180/ton"** As the Chinese government ordered production cut on steel and cokes for environmental purposes, a slower demand for met coal is expected. On the other hand, major coal miners will increase production to enjoy higher profits, which will lead the price to a declining phase.



[Coking Coal Price]
(US$/ton)
89
81
84
93
200
285
191
189
170~180
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q
2017 3Q
2017 4Q(f)

*Premium LV HCC FOB Australia (Quarterly Price)

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